UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________

FORM 11-K

__________________

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2010

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission File Number: 000-25597

Umpqua Bank 401(k) and Profit Sharing Plan

(Full title of the Plan)

Umpqua Holdings Corporation

(Name of the issuer of the securities held pursuant to the Plan)

Umpqua Bank Plaza

One SW Columbia Street, Suite 1200

Portland, OR 97258

(address of principal executive office of the issuer)

REQUIRED INFORMATION

1.	Not Applicable
2.	Not Applicable
3.	Not Applicable
4.	The Umpqua Bank 401(k) and Profit Sharing Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Furnished herewith are the financial statements and schedules of the Plan for the fiscal year ended December 31, 2010, prepared in accordance with the financial reporting requirements of ERISA.

Report of Independent Registered Public
Accounting Firm and Financial Statements

(with supplemental schedule) for

Umpqua Bank

401(k) and Profit Sharing Plan

December 31, 2010 and 2009

CONTENTS

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4-11

SUPPLEMENTAL SCHEDULE REQUIRED BY THE DEPARTMENT OF LABOR
Schedule H, Line 4(i) – Schedule of assets (held at end of year)	12-13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees

Umpqua Bank 401(k) and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Umpqua Bank 401(k) and Profit Sharing Plan (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4(i) – Schedule of assets (held at end of year) as of December 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Portland, Oregon

June 27, 2011

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009

ASSETS
Investments, at fair value
Registered investment companies	$ 70,505,680	$ 59,319,258
Common stock	7,284,109	7,968,745
Individually directed accounts	2,128,487	2,051,667

Total investments, at fair value	79,918,276	69,339,670

Receivables
Notes receivable from participants	2,238,767	1,654,890
Accrued earnings	29,776	29,654
Employer contributions	494,867	386,857
Participant contributions	19,119	24,535
Due from broker for securities sold	25,347	19,237

Total receivables	2,807,876	2,115,173

Cash, non-interest bearing	196,410	128,623

TOTAL ASSETS	82,922,562	71,583,466

LIABILITIES
Due to broker for securities purchased	88,373	98,701

NET ASSETS AVAILABLE FOR BENEFITS	$ 82,834,189	$ 71,484,765

2

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2010

ADDITIONS TO (DEDUCTIONS FROM) NET ASSETS
ATTRIBUTED TO
Investment income
Net appreciation in fair value of investments	$ 6,319,114
Dividends	995,485
Interest	11,748

Net investment income	7,326,347

Interest income on notes receivable from participants	89,608

Contributions
Employer	2,250,432
Participant	7,251,747
Rollovers	1,875,490

11,377,669

Total additions	18,793,624

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid to participants	7,219,894
Deemed distributions	16,942
Administrative expenses	207,364

Total deductions	7,444,200

CHANGE IN NET ASSETS	11,349,424

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	71,484,765

End of year	$ 82,834,189

3	See accompanying notes.

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Umpqua Bank 401(k) and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement, as amended, for a more complete description of Plan provisions.

General – The Plan is a 401(k) salary deferral and profit sharing plan covering substantially all employees of Umpqua Holdings Corporation and Subsidiaries (the Company), and is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Company is the Plan’s sponsor and serves as plan administrator.

Eligibility – Employees of the Company are eligible to participate in the Plan upon reaching age 18 and after completing one hour of service.

Contributions –

Employee deferrals

Participants may elect to contribute up to 100% of eligible compensation to the Plan each year. In addition, a Roth 401(k) option allows participants to make after-tax contributions to the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Employer match

The Company may elect to make discretionary matching contributions to the Plan. Participants must complete at least 250 hours of service during the Plan quarter, and be employed as of the last day of the Plan quarter, to be eligible to receive any matching contributions for that quarter. The Company matched 50% of employee contributions, up to 6% of eligible compensation deferred to the Plan for the year ended December 31, 2010.

Employer profit sharing

The Company may elect to make discretionary profit sharing contributions to the Plan. Participants must complete at least 1,000 hours of service during the Plan year, and be employed as of the last day of the Plan year, to be eligible to receive any profit sharing contributions. Profit sharing contributions are allocated to participants in the same proportion as a participant’s compensation bears to the total of all participants’ compensation. There were no profit sharing contributions for the year ended December 31, 2010.

Contributions are subject to regulatory limitations.

Participant accounts – Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Participants direct the investment of their account balances into various investment options offered by the Plan. The Plan currently offers various registered investment company mutual funds as investment options for participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

4

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN – (continued)

Vesting – Participants are fully vested at all times in that portion of their accounts attributable to their own contributions and earnings or losses thereon. Vesting in Company contributions is based on years of service pursuant to the following vesting schedule.

Years of Service	Percentage

Less than 1 year	0%
1 year but less than 2	20%
2 years but less than 3	40%
3 years but less than 4	60%
4 years but less than 5	80%
5 years or more	100%

Notes receivable from participants – Participants may borrow from their accounts a minimum of $1,000 up to 50% of participants’ vested accounts, but not in excess of $50,000. Loans are secured by the balance of the participant’s account and bear fixed, reasonable rates of interest, as determined by the plan administrator. The maximum loan term is five years unless the loan term qualifies as a home loan. Principal and interest are paid ratably through payroll deductions. As of December 31, 2010, the rates of interest on outstanding loans ranged from 4.16% to 10.25% with various maturities through July 2030.

Payment of benefits – On termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account balance, or annual installments over a period not more than the participant’s life expectancy (or the assumed life expectancies of the participant and their beneficiary). For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeitures – Forfeitures are the nonvested portion of a participant’s account that are lost upon termination of employment. Forfeitures are retained in the Plan and will be used to reduce future Company contributions. As of December 31, 2010 and 2009, forfeited non-vested accounts totaled $109,023 and $111,357, respectively. For the year ended December 31, 2010, Company contributions were reduced by $118,363 from forfeited non-vested accounts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting – The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, using the accrual method of accounting.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that may affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

5

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Recent accounting pronouncements – In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. The new guidance requires additional disclosures about transfers between levels within the fair value hierarchy and clarifies existing disclosure requirements regarding classes of assets and liabilities measured at fair value. The new guidance requires the Plan to: (a) disclose separately the amounts of significant transfers into and out of each level of the fair value hierarchy and describe the reasons for those transfers, (b) the Plan’s policy for determining when transfers between levels of the fair value hierarchy are recognized, and (c) present information about purchases, sales, issuances, and settlements on a gross basis in the reconciliation of the beginning and ending balance of Level 3 fair value measurements. The new guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 reconciliation disclosures which are effective for reporting periods beginning after December 15, 2010. The Plan adopted this guidance on January 1, 2010. See Note 4.

In September 2010, the FASB issued ASU 2010-25, Plan Accounting-Defined Contribution Pension Plans which amends existing guidance by requiring participant loans to be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The amendments to the Accounting Standards Codification included in ASU 2010-25 are effective for fiscal years ending after December 15, 2010. The Plan has adopted this guidance effective December 31, 2010 and has reclassified notes receivable from participants of $2,238,767 and $1,654,890 for the years ended December 31, 2010 and 2009, respectively, from investments to notes receivable from participants.

Investment valuation – Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Notes receivable from participants – Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest and are classified as notes receivable.

Income recognition – Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net appreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation and depreciation of those investments.

Payment of benefits – Benefit payments are recorded when paid.

Expenses – Administrative expenses such as legal and accounting fees are paid by the Company. Transaction fees and investment management fees are paid by the Plan.

Reclassification – Certain amounts from the prior year statement of net assets available for benefits have been reclassified, in order to conform to the current year presentation.

6

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Subsequent events – Subsequent events are events or transactions that occur after the statement of net assets available for benefits date but before financial statements are issued. The Plan recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing the financial statements. The Plan’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after the statement of net assets available for benefits date and before financial statements are issued.

NOTE 3 – INVESTMENTS

Investments representing 5% or more of net assets available for benefits consist of the following as of December 31:

	2010	2009

Goldman Sachs Financial Square Prime Fund	$ 9,960,040	$ 10,264,871
PIMCO Total Return Fund R5	$ 9,665,664	$ 8,851,073
American Funds Growth Fund of America A	$ 8,640,975	$ 7,430,879
Umpqua Holdings Corporation Common Stock	$ 7,284,109	$ 7,995,565
MFS Value Fund R5	$ 7,005,274	$ 5,935,355
Vanguard 500 Index Fund	$ 5,094,599	$ 3,885,096
Royce Low Priced Stock Fund	$ 4,191,438	*
Dimensional International Value Portfolio	*	$ 3,584,133

*Indicates investment was less than 5% of net assets available for benefits.

During 2010, the Plan’s investments (including gains and losses on investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Registered investment companies	$ 6,730,110
Common stock	(719,840)
Individually directed accounts	308,844

Net appreciation in fair value of investments	$ 6,319,114

7

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4 – FAIR VALUE MEASUREMENTS

FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Basis of fair value measurement –

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2	Inputs to the valuation methodology are quoted prices in markets that are not considered to be active, or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Registered investment companies (mutual funds) – Valued at the net asset value (NAV) of shares held by the plan at year end using prices quoted by the relevant pricing agent.

Registered investment companies (money market fund) – The money market fund is a public investment vehicle valued using $1 for the NAV. The money market fund is classified within level 2 of the valuation hierarchy.

Common stocks – Valued at the closing price reported on the active market on which the individual securities are traded. Common stock is generally classified within level 1 of the valuation hierarchy.

The valuation methods used by the Plan may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

8

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4 – FAIR VALUE MEASUREMENTS – (continued)

The following tables disclose by level, the fair value hierarchy, of the Plan’s assets at fair value as of December 31:

	Investment Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Registered investment companies
Balanced	$ 6,841,917	$ -	$ -	$ 6,841,917
Blended	13,500,520	-	-	13,500,520
Bond	9,665,664	-	-	9,665,664
Foreign equity	7,825,639	-	-	7,825,639
Growth	15,259,017	-	-	15,259,017
Value	7,452,883	-	-	7,452,883
Money market	-	9,960,040	-	9,960,040
Common stock – Umpqua Holdings Corp.	7,284,109	-	-	7,284,109
Individually directed accounts
Common stock	2,028,479	-	-	2,028,479
Registered investment company	-	100,008	-	100,008

	$ 69,858,228	$ 10,060,048	$ -	$ 79,918,276

	Investment Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Registered investment companies
Balanced	$ 5,069,534	$ -	$ -	$ 5,069,534
Blended	12,546,525	-	-	12,546,525
Bond	8,851,073	-	-	8,851,073
Foreign equity	4,080,106	-	-	4,080,106
Growth	12,391,536	-	-	12,391,536
Value	6,113,916	-	-	6,113,916
Money market	-	10,266,568		10,266,568
Common stock – Umpqua Holdings Corp.	7,968,745	-	-	7,968,745
Individually directed accounts
Common stock	1,730,555	-	-	1,730,555
Registered investment companies	130,299	190,813	-	321,112

	$ 58,882,289	$ 10,457,381	$ -	$ 69,339,670

9

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 5 – TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated July 8, 2010, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The FASB issued new guidance on accounting for uncertainty in income taxes (ASC 740-10). The Plan adopted this new guidance for the year ended December 31, 2010. Management evaluated the Plan’s tax position and concluded that the Plan had maintained its tax exempt status and had taken no uncertain tax position that requires adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

NOTE 6 – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risk. It is reasonably possible that, given the level of risk associated with investment securities, changes in the near term could materially affect a participant’s account balance and the amounts reported in the financial statements.

NOTE 7 – PARTY-IN-INTEREST TRANSACTIONS

Plan investments include shares of the Umpqua Holdings Corporation Stock Fund which is comprised of common stock of the Company.

NOTE 8 – PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right to terminate the Plan and discontinue its contributions at any time. If the Plan is terminated, amounts allocated to a participant’s account become fully vested.

10

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 9 – RECONCILIATION TO FORM 5500

The following are reconciliations of net assets available for benefits between the financial statements and the Form 5500 as of December 31:

	2010	2009

Net assets available for benefits per financial statements	$ 82,834,189	$ 71,484,765
Less benefits payable not included in the financial
statements until paid	(27,477)	(82,057)

Net assets available for benefits per Form 5500	$ 82,806,712	$ 71,402,708

The following is a reconciliation of total deductions for the year ended December 31, 2010:

Total deductions per financial statements	$ 7,444,200
Investment expenses per the financial statements	19,525
Benefit payments reported in 2009 but paid in 2010	(82,057)
Benefit payments reported in 2010 but paid in 2011	27,477

Total expenses per Form 5500	$ 7,409,145

11

SUPPLEMENTAL SCHEDULE

REQUIRED BY THE DEPARTMENT OF LABOR

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN

EIN: 93-0419143

PLAN NO. 001

SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2010

		(c)
	(b)	Description of Investment, Including		(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Value

	Goldman Sachs Financial Square Prime Fund	Registered investment company	**	$ 9,960,040
	PIMCO Total Return Fund R5	Registered investment company	**	9,665,664
	American Growth Fund of America A Fund	Registered investment company	**	8,640,975
*	Umpqua Holdings Corporation	Common stock	**	7,284,109
	MFS Value Fund R5	Registered investment company	**	7,005,274
	Vanguard 500 Index Fund	Registered investment company	**	5,094,599
	Royce Low Priced Stock Fund	Registered investment company	**	4,191,438
	T Rowe Price Mid Cap Growth Fund	Registered investment company	**	4,001,103
	American Funds Europacific Growth Fund	Registered investment company	**	3,936,405
	Dimensional International Value Portfolio	Registered investment company	**	3,889,234
	Invesco VKM Equity & Income Fund	Registered investment company	**	3,699,800
	Vanguard Balanced Index Fund	Registered investment company	**	3,142,116
	Davis NY Venture A Fund	Registered investment company	**	2,723,529
	Columbia Acorn Z Fund	Registered investment company	**	2,616,939
	Dreyfus Mid Cap Index Fund	Registered investment company	**	1,490,955
	Columbia Mid Cap Value Fund	Registered investment company	**	447,609
	Coca Cola Co.	Common stock - IDA	**	124,962
	Aon Corp	Common stock - IDA	**	115,025
	Comcast Corp.	Common stock - IDA	**	113,415
	Noble Energy Inc.	Common stock - IDA	**	109,322
	Praxair, Inc.	Common stock - IDA	**	105,017
	Newfield Exploration	Common stock - IDA	**	100,954
	SSGA Inst Gov Money Market Fund	Registered investment company - IDA	**	100,008
	Microsoft Corp	Common stock - IDA	**	94,894
	Wal-mart	Common stock - IDA	**	86,288
	News Corp A	Common stock - IDA	**	85,904
	Altera Corporation	Common stock - IDA	**	78,276
	3M Co.	Common stock - IDA	**	77,670
	Ecolab Inc.	Common stock - IDA	**	70,588
	United Health Group Inc.	Common stock - IDA	**	64,926
	Liberty Global	Common stock - IDA	**	64,289
	W.R. Berkley Corporation	Common stock - IDA	**	62,974
	Waste Management Inc.	Common stock - IDA	**	62,679
	National Instruments Corp	Common stock - IDA	**	60,224
	Kraft Foods, Inc. A	Common stock - IDA	**	59,869
	Vodafone Group PLC ADR	Common stock - IDA	**	55,524
	Thermo Fisher Scientific, Inc.	Common stock - IDA	**	55,360

12

UMPQUA BANK 401(k) AND PROFIT SHARING PLAN

EIN: 93-0419143

PLAN NO. 001

SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2010

		(c)
	(b)	Description of Investment, Including		(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Value

	L-3 Communication Holdings Inc.	Common stock - IDA	**	$ 49,343
	CVS/Caremark Corp	Common stock - IDA	**	45,201
	Loews Corp	Common stock - IDA	**	42,801
	Teva Pharmaceutical Industries, Ltd.	Common stock - IDA	**	41,704
	Progressive Corp	Common stock - IDA	**	39,740
	Liberty Global – Ser A	Common stock - IDA	**	30,851
	Nestle SA Sponsored ADR	Common stock - IDA	**	29,410
	Discovery Communications, Inc.	Common stock - IDA	**	26,784
	McDonalds Corp	Common stock - IDA	**	23,028
	Willis Group Holdings, Ltd.	Common stock - IDA	**	20,778
	Fidelity National Information Services, Inc.	Common stock - IDA	**	14,791
	Liberty Media - Starz Ser A	Common stock - IDA	**	14,493
	Ascent Media Corp.	Common stock - IDA	**	1,395
	Participant loans	4.16% – 10.25%, various maturity dates	--	2,238,767

				$ 82,157,043

* Indicates party-in-interest
** Information is not required as investments are participant directed

13

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UMPQUA BANK 401(K) AND PROFIT SHARING PLAN
Date: June 28, 2011	By: /s/ Steven L. Philpott_________ Steven L. Philpott Chair of the Umpqua Bank 401(k) Advisory Committee, Plan Administrator

EXHIBIT INDEX

Exhibit Description

23.1 Consent of Independent Registered Public Accounting Firm